SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)*

NAME OF ISSUER:  FIND/SVP, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  317718302000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    May 30, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   317718302000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   956,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  956,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   956,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   14.48%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 5 relates to the Schedule 13D filed on September 15, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.0001 per share ("Shares") of FIND/SVP, Inc., a New York corporation ("FIND"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition of the following:

     Since the date of the last filing, Asset Value sold 17,400 Shares for $23,930.69, including any brokerage commissions.

Item 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended by the addition of the following:

     On May 30, 1997, Asset Value filed a complaint against FIND and its President/Treasurer Andrew P. Garvin, in the United States District Court, Southern District of New York.

     A copy of the Complaint is attached as Exhibit D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     (a) As of the close of business on June 12, 1997, Asset Value beneficially owned 956,000 Shares, representing 14.48% of the 6,601,984 Shares reported as outstanding in FIND's Form 10-Q for the quarter ended March 31, 1997.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to update the information provided as follows:

         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

         Exhibit D -  Complaint.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 12, 1997


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By: Asset Value Management, Inc.
                                   General Partner


                                   By:/s/ John W. Galuchie, Jr.
                                   --------------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT C




                                NUMBER OF               PRICE
  DATE                         SHARES SOLD            PER SHARE*
--------                     ----------------         ----------
04/25/97                       1,000                    1.375
04/29/97                       1,000                    1.375
05/08/97                       9,400                    1.4348
05/16/97                       1,000                    1.4175
06/09/97                       3,000                    1.3333
06/10/97                       2,000                    1.3125


*   Exclusive of brokerage commissions.



                                   EXHIBIT D



Robert J. Schechter (RS4211)
SCHECHTER & NIMKOFF, LLP
  Attorneys for Plaintiff
The Crystal Pavilion
805 Third Avenue, Sixth Floor
New York, New York, 10022
(212) 715-9920

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
---------------------------------------
                                                                  97  Civ. 3977
ASSET VALUE FUND LIMITED PARTNERSHIP,

                                     Plaintiff,
                                                                      COMPLAINT
                       -against-

FIND/SVP, INC. and ANDREW P. GARVIN,

                                     Defendants.


     Plaintiff Asset Value Fund Limited Partnership ("Asset Value'), by its undersigned attorneys, Schechter & Nimkoff, LLP, as and for its Complaint in this action against the defendants, on knowledge with respect to itself and its own actions and on information and belief with respect to others and their actions, avers the following:

                            Introduction and Overview

     1. This is an action for federal securities fraud, common law fraud, breach of fiduciary duty, and negligent misrepresentation, arising out of a decision by defendant FIND/SVP, Inc. (the "Company") and its President/Treasurer, Andrew P. Garvin

("Garvin"), and possibly others, to mislead a major stockholder of the Company in a successful effort to deceive that major stockholder into (a) purchasing additional shares of the Company, and (b) canceling plans to sell shares of the Company.


     2. As further set forth below, plaintiff was fraudulently induced to acquire and retain hundreds of thousands of shares of the Company's stock as a result of the defendants' material misrepresentations and omissions, mostly in private communications, which improperly concealed the fact that the Company was experiencing serious financial difficulties that threatened its very survival. Indeed, the President of the Company, defendant Garvin, specifically told plaintiff in a series of personal conversations that the Company was not experiencing any financial difficulties and did not require additional financing beyond its ordinary bank debt, when he knew that his statements were false and would induce detrimental reliance.

     3. Plaintiff was also induced to acquire shares of the Company's stock, and to forego selling such shares, as a result of the failure of various officers and directors of the Company, including but not limited to Garvin, to file Forms 4 as required under 15 U.S.C. ss. 78p(a) and the regulations promulgated thereunder.

                                  Jurisdiction

     4. This Court has federal question jurisdiction under 28 U.S.C. ss. 1331, in that one or more claims arise under federal law, and under principles of supplemental jurisdiction. This Court has also jurisdiction of this action under 28 U.S.C. ss. 1332 in that the plaintiff is not a citizen of the same state as any of the defendants, and the matter in controversy exceeds the sum of $75,000, excluding interest and costs.

     5. Venue lies in this District under 28 U.S.C. ss. 1391(b) in that, on information and belief, the defendants reside in this District.

                                     Parties

     6. Plaintiff Asset Value is a limited partnership with its principal offices located in the State of New Jersey.

     7. Defendant FIND/SVP, Inc. is a New York corporation engaged in interstate commerce with its principal offices located in the State of New York. Shares of its common stock are nationally traded on the NASDAQ under the symbol FSVP.

     8. Defendant Garvin is an individual residing in New York, New York, and at all relevant times was director, President, Chairman of the Board, Chief Executive Officer and Treasurer of FIND/SVP, Inc., as well as owner of more than 10% of the shares of FIND/SVP, Inc.
                                      Facts

     9. Asset Value began purchasing the Company's shares as of August 10, 1995, when it purchased 66,490 shares at a price of $2.00 per share. On approximately 47 occasions since then, Asset Value purchased additional shares of the Company, including purchases made in each of the calendar months from September 1995 through May 1996, so that, as of March 31, 1996, Asset Value was the beneficial owner of approximately

921,000 shares of the common stock of the Company, representing approximately 14.4% of its outstanding shares.

     10. On October 5, 1995, when Asset Value already owned approximately 767,490 shares of the Company's stock, a representative of Asset Value, Paul O. Koether ("Koether"), drove to New York City to meet with defendant Garvin to discuss Asset Value's stock position in the Company and to discuss the Company's outlook for the future. During the course of their meeting, Garvin specifically told Koether without qualification that the Company was not in need of financing. Garvin also specifically stated that the Company was extremely sound financially and that there were no indications of any business slow-down or reversals.

     11. On November 15, 1995, defendant Garvin traveled to Koether's home in New Jersey for a dinner meeting. Once again, Garvin stated that the Company faced no financial difficulties and was not in need of alternative means of financing its operations other than its standard bank debt. Garvin also repeated that the Company was extremely sound financially and that there were no indications of any business slow-down or reversals.

     12. On January 18, 1996, Koether had breakfast with defendant Garvin. Once again, Garvin repeated his earlier representations that the Company neither had nor anticipated problems with respect to its financing or its business prospects, and that the Company was not in need of alternative means of financing other than its standard bank debt. Once again, Garvin specifically and emphatically represented that the Company was extremely sound financially and that there were no indications of any business slow-down or reversals.

     13. On April 10, 1996, at 2:00 p.m., Koether met with defendant Garvin and others. Once again, Garvin specifically stated that the Company's existing credit facilities with bank lenders were sufficient to meet the Company's needs. Once again, Garvin specifically repeated his representation that the Company was extremely sound financially and that there were no indications of any business slow-down or reversals.

     14. On May 3, 1996, Koether met Garvin in New York City at the Penn Club. Garvin repeated that the Company was not in need of any type of alternative financing because its existing credit facilities with banks were sound and adequate to meet all the Company's needs. Garvin repeated his earlier, frequent representations that the Company was extremely sound financially and that there were no indications of any business slow- down or reversals.

     15. On June 5, 1996, Koether again met with Garvin at the Penn Club in New York City and again was specifically told by Garvin that the Company did not need any help or have any need for alternative financing. Garvin repeated once again his representation that the Company was extremely sound financially, that there were no indications of any business slow-down or reversals, and that existing credit facilities with banks were sufficient.

     16. The statements made to Koether by Garvin at the meetings that took place on October 5, 1995, October 12, 1995, November 15, 1995, January 18, 1996, April 10, 1996 and June 5, 1996, were materially false and misleading, and omitted to state other information necessary to render the statements that were made not misleading, in that, among other things:

            A. The Company was in fact experiencing an alarming decrease in its business and earnings prospects;

            B. Garvin knew based on the financial condition of the Company at the time, and based on his careful monitoring of the day-to-day operations of the Company, that it was likely that within far less than one year's time the Company's existing bank lenders would decline to extend or renegotiate the Company's bank debt because the Company's business was doing so poorly, and that the likely refusal of the banks to extend financing would require the Company to face possible bankruptcy or to accept onerous terms from a third party for financing to avert bankruptcy;

            C. The Company had begun to experience a material slow-down in its business and operations; and

            D. The Company was in fact in serious need of financing, which financing would likely not come from banks or traditional lending sources, although Garvin told Koether just the opposite.

     17. On June 21, 1996, the Company's annual meeting took place at the Intercontinental Hotel, 111 East 48th Street, New York, New York (the "Annual Meeting"). At the Annual Meeting, Garvin and the Company told the shareholders that the Company "has arrived at a point in its corporate life where it is poised to realize its potential and become everything we envisioned it could be," because the Company had "successfully achieved a critical mass . . . after years of meticulously building the infrastructure, honing our systems and polishing our skills."

     18. At the Annual Meeting, Garvin also stated that the "less than stellar" earnings results for the previous two quarters were " not because business was poor," but were the result of a decision to plan for future growth by "investment which was funded, in large part, from earnings and in part from an increase in borrowings that resulted in additional interest costs." According to Garvin, this investment had already been undertaken, and the Company was therefor "poised to take advantage of our position and the marketplace opportunity."

     19. Particularly to the plaintiff, who placed these comments in the context of Garvin's earlier representations set forth above, the foregoing statements that Garvin made at the Annual Meeting were materially false and misleading, and omitted to state other information necessary to render the statements that were made not misleading, in that, among other things:

            A. The statement that the Company had completed its investment and was now "poised to take advantage of our position and the marketplace opportunity "was false and misleading because Garvin knew that the Company's lenders would not be willing to extend the Company's line of credit, and that the Company faced a crisis in financing unless alternative arrangements were made;

            B. The statement that the Company had completed its investment and was now "poised to take advantage of our position and the marketplace opportunity "was false and misleading because Garvin knew that the Company had not "completed its investment" for future growth, but still intended to continue its investment program, as shown in subsequent releases over the next few months in which the Company stated that investment was ongoing;

            C. Garvin knew that the Company intended to engage in, or was giving serious consideration to engaging in, an extraordinary private placement transaction to raise funds at terms that would be far less favorable to the Company than existing terms;

            D. Garvin knew that the Company had yet to complete its "investment" and was therefore not "poised" to take advantage of the opportunities and markets it claimed, but that future material "investments" would be required, including an investment that would result in a restructuring charge of at least $802,000, and that the Company would be forced to engage in extraordinary transactions on onerous or unfavorable terms; and

            E. Garvin knew, but did not disclose, that he personally had sold 33,291 shares of the Company's stock at $2.375 a share on February 21, 1996, but that he had failed to file the Form 4 disclosures required under 15 U.S.C. ss. 78p(a), and that the Company had long been engaging in a pattern of systematic late filings on Form 4.

     20. On or about August 2, 1996, Koether observed in a public disclosure dated July 30, 1996, that defendant Garvin, a director of the Company and its Chairman of the Board, President, Treasurer, and Chief Executive Officer, was selling shares of the Company for approximately $110,000, or $2.75 per share. Garvin in fact sold 35,000 shares of the Company's stock on or about July 30, 1996, at $2.75 per share.

     21. Koether, like many reasonable investors, regarded and continues to regard stock sales by corporate insiders as a very bad sign for the prospects of a company, and he often made investment decisions based on reports that corporate insiders have sold or purchased shares. Accordingly, Koether was alarmed to learn that the President and Treasurer of the Company was selling shares, and he decided that Asset Value would also sell its shares of the Company unless he could determine that defendant Garvin had sold his shares for purely personal reasons not involving the prospects of the Company or reflecting in any way on its financial performance.

     22. On August 2, 1997, Koether sent a fax to defendant Garvin. The fax was a single page bearing, among other things, a copy of a disclosure that Garvin was selling shares of the Company. On the fax, Koether highlighted the disclosure and wrote the following handwritten note to Garvin:

                                     Andy --
               Is it time to abandon ship? Are we taking on water?
                        Are there icebergs in our future?

     23. Thus, Koether's fax in effect asked defendant Garvin whether his sale of shares reflected adverse corporate developments, and it specifically informed Garvin that Asset Value would sell its shares of the Company in response to the news that the Company's President was selling shares unless it was given the assurance that there had been no adverse corporate developments, the Company was not "taking on water," and there were no "icebergs" in sight.

     24. Shortly after Koether sent this inquiry to defendant Garvin, Koether spoke with Garvin on the telephone to discuss the significance of Garvin's stock sales and to obtain answers to the pointed questions he had posed in the handwritten note on his

August 2, 1997 facsimile. In the course of the telephone conversation, Koether unambiguously asked Garvin whether there were any corporate development or events that could be expected to affect the price of the shares.

     25. In response, Garvin could have elected not to comment directly or to answer Koether's questions. Had he done so, Koether would have caused Asset Value to sell its shares of the Company because he had determined to sell unless given direct reassurances by Garvin. Instead of declining to comment, however, Garvin chose to respond directly to Koether's question, and he categorically and emphatically told Koether that there were no adverse corporate developments whatsoever and that his sale of the Company's stock was motivated exclusively by personal needs.

     26. In the course of their telephone conversation, Garvin directly and specifically stated without qualification that there were no adverse corporate developments, no expected write-offs or charges, and that the Company was not experiencing any unusual or material financial difficulties. At no time did he indicate to Koether that he was not permitted to comment or that there was any relevant information he was not at liberty to discuss.

     27. Upon hearing Garvin's specific representation that there were no adverse corporate developments, and that Garvin was reluctantly selling his shares for purely personal reasons, Koether reasonably relied by deciding on behalf of Asset Value that it would not proceed with plans to dispose of shares of the Company.

     28. On or about August 8, 1996, Koether noted in another public disclosure that Mr. Fruitman, a director of the Company, was selling 14,000 shares of the Company for approximately $38,500.

     29. Once again, Koether became alarmed to learn that a member of the board of directors was selling shares. Particularly in view of the announced sale by Garvin, Koether resolved that Asset Value would sell its shares of the Company unless he could be assured that Fruitman had purely personal reasons for selling his shares and that there were no adverse corporate developments.

     30. Following up on his earlier fax to Garvin, on August 8, 1996, Koether sent another fax to Garvin on a sheet of paper with a copy of the disclosure that Fruitman was selling shares. On the fax, Koether highlighted the Fruitman disclosure and wrote the following handwritten note to Garvin (emphasis in original):

                           Andy --
                           First the Captain -- now the mate! Any more room in the lifeboats? Do you [know] anyone who would like 1,000,000 shares? HELP!
                                                     Paul

     31. This note, particularly when read in conjunction with the previous fax and the concerns that Koether had expressed to Garvin over the telephone, plainly communicated to Garvin and the Company that Asset Value had developed deep concerns because of insider selling.

     32. Shortly after sending this fax, Koether and Garvin again spoke on the telephone. In the course of their telephone conversation, Garvin specifically represented to Koether that the sale of stock by Fruitman was also for purely personal reasons and that there were no adverse corporate developments or problems.

     33. Upon hearing Garvin's specific and categorical representations that there were no adverse corporate developments, charges or write-offs, and that he and Fruitman were selling their shares for purely personal reasons, Koether decided on behalf of Asset Value not to proceed with the sale of the Company's shares owned by Asset Value, but to retain the shares in reliance on Garvin's representations.

     34. In fact, as further set forth below, Garvin's representations to Koether that he and Fruitman had decided to sell their shares for purely personal reasons, and that there were no adverse corporate developments, were materially false and misleading, and made with knowledge of their falsity, among other things:

            A. Garvin knew that the Company's debt, which had recently been reclassified as short term debt because it became due in less than one year, would not be extended or renewed by the Company's lenders, and that the Company faced severe financial consequences, including possible bankruptcy, if alternative forms of financing were not secured;

            B. Garvin knew that bank financing could not be assured, but that the Company's efforts to secure such financing would in all likelihood involve private transactions that would require restructuring charges and other write-offs, and would require the Company to accept burdensome terms and conditions;

            C. Garvin knew, and failed to disclose to Koether, that the Company was preparing to engage in a private placement transaction ("Private Placement");

            D. Garvin knew, and failed to disclose to Koether, that the funds to be realized by the Company as a result of the Private Placement or similar transaction would require the Company to accept far less generous terms (including a far higher interest rate and other major concessions) than it would have been required to accept had the Company been able to raise the funds through bank loans, and that the announcement of an extraordinary transaction in lieu of bank financing would cause the market value of the Company's shares to plummet; and

            E. Garvin knew, but did not disclose to Koether, that he himself had sold 33,291 shares of the Company's stock at $2.375 a share on February 21, 1996, but that he had purposely failed to file the Form

                4 disclosures required under 15 U.S.C. ss. 8p(a) and that Koether therefore had no way of knowing about the additional sales by Garvin and reasonably assumed that these troubling insider sales had not taken place.

     35. Garvin's actual knowledge of these non-public facts can be readily inferred based, among other things, on the positions and roles he maintained at the Company. Garvin was not just the Company's President, Chairman of the Board, and Chief Executive Officer, but was also its Treasurer. Under Article IV,
Section 6 of the by-laws of the Company, the duties of the Treasurer are as follows (emphasis added):

     The treasurer shall keep or cause to be kept correct and complete books and records of account, which books and records shall be maintained according to generally accept accounting principles and good business practice. The treasurer shall have custody of all corporate funds, securities and evidences of indebtedness. He shall render to the president and to the board, whenever he or they may require it, an account of the financial condition of the corporation and his transactions as treasurer.

     36. Thus, under the by-laws, Garvin was required to be able to provide "an account of the financial condition of the corporation" at any time he was called upon to provide such an account by the board, and this fact, along with the fact that he was also President, Chief Executive Officer, and Chairman of the Board of the Company, as well as a major stockholder, gives rise to a strong inference that he was aware of the true and correct financial condition of the Company at the time he had his conversations with

Koether, and that he was aware of the Company's financing crisis and resulting plans for the Private Placement.

     37. Also giving rise to a strong inference of knowledge and scienter on the part of Garvin and the Company is the fact that on February 21, 1996 he had sold 33,291 shares at $2.375, and on that same day he purchased 100,000 shares just $.275 per share and another 100,000 shares at just $.51565 per share. These transactions yielded him an immediate one day profit of $69,911 [i.e., $2.375 minus $.275, multiplied by 33,291], yet Garvin did not file the legally required disclosures on Form 4 until more than a year after the filing was required. Knowing that he had not filed these requisite disclosures, and knowing that Koether had called him on at least two occasions specifically to discuss the subject of insider selling, Garvin nonetheless chose not to disclose to Koether that he had engaged in other selling in addition to the selling he had disclosed.

     38. A strong inference of knowledge and scienter on the part of Garvin and the Company also arises from the fact that Garvin made his misrepresentations to Koether on many different occasions over a period of many months.

     39. Garvin made his misrepresentations and omissions with an actual intent to deceive plaintiff and induce detrimental reliance and with knowledge of the false and misleading nature of his statements.

     40.   Asset   Value   reasonably   and   foreseeably   relied  on  Garvin's
misrepresentations and omissions by, among other things, failing to sell shares of the

Company that it had already determined to sell absent Garvin's representations, and by purchasing additional shares. Had Asset Value not relied in this manner, it would have sold its shares at prices far higher than the prices that prevailed after the adverse corporate developments had been announced, and would not have purchased additional shares and thereby lost further money.

     41. On November 1, 1996, the Company announced that it expected to post a third-quarter (i.e., the quarter ending September 30, 1996) loss from operations amounting to between approximately $202,000 and $336,000, in addition to an after-tax charge amounting to between $269,000 and $403,000, resulting in a total anticipated quarterly loss of between $470,000 and $672,000.

     42. In a separate announcement on November 1, 1996, the Company disclosed that the third-quarter charge was brought about, at least in part, by a decision by the Company to engage in a purported $5 million financing arrangement to be led by Furman Selz Investments LLC, with the participation of SVP S.A., i.e., the Private Placement discussed above. The Private Placement was entered into on October 31, 1996.

     43. On November 15, 1996, the Company reported that it had sustained a net loss for the three months ended September 30, 1996 of ten cents per share, or $655,000. In fact, the pre-tax losses were far greater, amounting to $1,177,000 before a benefit for income taxes, as compared with pre-tax profits of $278,000 during the same quarter one year earlier. In any event, this was the high end of the range of possible losses that the

Company had announced just two weeks earlier. The Company also announced that it had taken an after tax restructuring charge to operations of as much as $470,000, although the November 1, 1996 announcement, quoted above, had stated that the restructuring charge would be no higher than $403,000, and the actual pre-tax amount of the charge was $802,000.

     44. On or about April 3, 1997, over a a year later, Garvin finally disclosed to the public that he had sold 33,291 shares of the Company on February 21, 1996, at $2.37 a share. This disclosure came more than a year after it was required to be made by law.

     45. On February 24, 1997, the Company announced that it expected to report a loss for 1996 "due to investment costs necessary to implement new initiatives and recognize marketplace changes." These losses were in contrast to the profit that had been reported for at least the four previous fiscal years. The Company quoted Garvin in the release as stating that the Company expected continuing losses in the "first half of 1997 with a return to profitability by the 1997 fourth quarter," which Garvin attributed to its continuing "investing activities," despite the fact that he and the Company had stated at the previous annual meeting that the Company had completed its investment and was now "poised" to reap the benefits.

     46. The Company's stock price, which closed at $1.5625 a share on February 24, 1997, dropped to just $1.3125 a share on March 3, 1997, in response to the negative announcement.

     47. On March 24, 1997, the Company announced that the net operating loss for 1996 amounted to $839,000, and that the previously reported "restructuring charge" accounted for $470,000 of the net loss after taking into account a related tax benefit (although the pre-tax amount of the charge was $802,000). The March 24, 1997 announcement stated that the loss for the fourth quarter had been five cents a share, or about $354,000.

                                   FIRST COUNT
                  (Exchange Act, Section 10(b) and Rule 10b-5)

     48. Plaintiff incorporates the foregoing allegations.

     49. In reasonable reliance on the material misrepresentations and omissions Garvin made on October 5, 1995 and October 12, 1995, discussed above, Asset Value purchased 3,000 shares of the Company's stock (the "Stock") on October 24, 1995, 1,000 shares of the Stock on October 25, 1995, and 5,500 shares of the Stock on November 11, 1995.

     50. In reasonable reliance on the material misrepresentations and omissions Garvin made on October 5, 1995, October 12, 1995, and November 15, 1995, discussed above, Asset Value purchased 2,500 shares of the Stock on November 29, 1995; 6,000 shares of the Stock on December 1, 1995; 1,500 shares of the Stock on December 4, 1995; 3,000 shares of the Stock on or about December 6, 1995; 2,000 shares of the Stock on or about December 11, 1995; 12,000 shares of the Stock on December 12, 1995; 8,000 shares of the Stock on December 15, 1995; 5,500 shares of the Stock on December 27, 1995; 4,000 shares of the Stock on January 2, 1996; 1,500 shares of the Stock on January 11, 1996; 19,500 shares of the Stock on January 12, 1996; and 3,000 shares of the Stock on January 17, 1996.

     51. In reasonable reliance on the material misrepresentations and omissions Garvin made on October 5, 1995, October 12, 1995, November 15, 1995, and January 18, 1996, discussed above, Asset Value purchased 19,510 shares of the Stock on January 18, 1996; 2,500 shares of the Stock on January 25, 1996; 1,300 shares of the Stock on on February 1, 1996; 5,500 shares of the Stock on February 2, 1996; 11,000 shares of the Stock on February 22, 1996; 1,000 shares of the Stock on February 23 1996; 3,000 shares of the Stock on March 11, 1996; 2,000 shares of the Stock on March 15, 1996; 700 shares of the Stock on March 18, 1996; 22,000 shares of the Stock on March 25, 1996; 6,000 shares of the Stock on March 28, 1996;

     52. In reasonable reliance on the material misrepresentations and omissions Garvin made on or about October 5, 1995, October 12, 1995, November 15, 1995, January 18, 1996, and April 10, 1996, discussed above, Asset Value purchased 7,000 shares of the Stock on April 10, 1996; 1,000 shares of the Stock on April 18, 1996; 32,290 shares of the Stock on April 22, 1996; 3,200 shares of the Stock on April 26, 1996; 1,000 shares of the Stock on May 1, 1996; 11,000 shares of the Stock on May 2, 1996; 4,000 shares of the Stock on May 3, 1996; 3,500 shares of the Stock on May 6,

1996; 2,500 shares of the Stock on May 8, 1996; 2,000 shares of the Stock on May 10, 1996; 7,000 shares of the Stock on May 24, 1996; and 4,510 shares of the Stock on May 28, 1997.

     53. In reasonable reliance on the material misrepresentations and omissions Garvin made on or about October 5, 1995, October 12, 1995, November 15, 1995, January 18, 1996, April 10, 1996, June 5, 1996 and June 21, 1996, discussed above, Asset Value purchased 4,000 shares of the Stock on September 11, 1996 and 1,000 shares of the Stock on September 16, 1996.

     54. Asset Value made each of the foregoing purchases in reasonable reliance upon the statements and omissions set forth above, and would not have made the purchases had Garvin not engaged in the foregoing material misrepresentations and omissions. The vast majority of the shares of Stock purchased by plaintiff were purchased at prices in excess of $2.00 a share, and the average cost of the Stock purchases set forth above was over $2.00 a share. The Stock now trades for under $1.25 a share on the open market.

     55. By reason of the foregoing, defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

     56. By reason of the foregoing, Asset Value has suffered damages in an amount to be determined at trial, but which is believed to exceed $1,500,000.

                                  SECOND COUNT
                               (Common Law Fraud)

     57. Plaintiff incorporates the foregoing allegations.

     58. Prior to October 5, 1995, Asset Value owned 767,490 shares of the Stock of the Company, for which it paid over $1.5 million.

     59. By reason of the foregoing material misrepresentations and omissions, Asset Value was induced not to sell the 767,490 shares it owned prior to October 5, 1995 and was induced to purchase the shares of Stock it purchased after October 5, 1995. In addition, plaintiff was induced to engage in further purchases of Stock after October 5, 1995, as set forth above, and each successive misrepresentation or omission induced plaintiff not to sell the shares it had purchased prior to that material misrepresentation or omission.

     60. As a result of the defendants' wrongful conduct, plaintiff has sustained and will sustain economic losses and other general and specific damages, including but not limited to losses brought about by the defendants' wrongful inducements of the plaintiff not to sell its shares of Stock, and defendants' wrongful inducements of the plaintiff to purchase additional shares of Stock.

     61. The wrongful acts of defendants, and each of them, were done maliciously, oppressively, and fraudulently, and plaintiff is entitled to punitive and exemplary damages in an amount to be ascertained according to proof, which is appropriate to punish or set an example of the defendants, and each of them.

     62. By reason of the foregoing, plaintiff has sustained actual damages that are different and distinct from damages sustained by shareholders in general, in an amount to be determined at trial but which is believed to exceed $1,500,000.

                                   THIRD COUNT
                           (Breach of Fiduciary Duty)

     63. Plaintiff incorporates the foregoing allegations.

     64. Defendants owed to plaintiff, as a shareholder of the Company, a fiduciary duty of the highest good faith, integrity and fair dealing, and said fiduciary relationship existed at all relevant times herein.

     65. Defendants, and each of them, breached their fiduciary duties to plaintiff by the acts and omissions set forth above. The breaches of fiduciary duty were directed at plaintiff in particular, rather than the shareholders of the Company in general, and involved misrepresentations that the defendants made to plaintiff alone and to no other shareholder.

     66. Defendants, and each of them, breached their fiduciary duties to plaintiff with the intent to gain an advantage over plaintiff and to benefit themselves to the detriment of plaintiff, by misleading plaintiff.

         67. The breaches of fiduciary duty by those defendants, and each of them, caused detriment to plaintiff, including, but not limited to, inducing plaintiff not to sell its Stock as it had decided to do, and inducing plaintiff to purchase additional shares of Stock as set forth above.

         68. As a result of the defendants' wrongful conduct, plaintiff has sustained and will sustain economic losses and other general and specific damages, including but not limited to losses brought about by the defendants' wrongful inducements of the plaintiff to purchase Stock and not to sell Stock.

         69. The wrongful acts of defendants, and each of them, were done maliciously, oppressively, and fraudulently, and plaintiff is entitled to punitive and exemplary damages in an amount to be ascertained according to proof, which is appropriate to punish or set an example of the defendants, and each of them.

         70. By reason of the foregoing, plaintiff has sustained actual damages that are different and distinct from damages sustained by shareholders in general, in an amount to be determined at trial but which is believed to exceed $1,500,000.

                                  FOURTH COUNT
                          (Negligent Misrepresentation)

     71. Plaintiff incorporates the foregoing allegations.

     72.  The   defendants,   an  each  of  them,   have   committed   negligent
misrepresentation against plaintiff.

     73. As a result of the defendants' wrongful conduct, plaintiff has sustained and will sustain economic losses and other general and specific damages, including but not limited to losses brought about by the defendants' wrongful inducements of the plaintiff not to sell its Stock, and defendants' wrongful inducements of the plaintiff to purchase additional shares of Stock.

     74. The wrongful acts of defendants, and each of them, were done with gross and wanton negligence and oppression, and plaintiff is entitled to punitive and exemplary damages in an amount to be ascertained according to proof, which is appropriate to punish or set an example of the defendants, and each of them.

     75. By reason of the foregoing, plaintiff has sustained actual damages that are different and distinct from damages sustained by shareholders in general, in an amount to be determined at trial but which is believed to exceed $1,500,000.

     WHEREFORE, plaintiff demands judgment as follows:

     A. On each of the Counts, awarding plaintiff damages in an amount to be determined at trial but which is believed to exceed $1,500,000;

     B. Awarding plaintiff punitive or exemplary damages in an amount to be determined at trial, but which is believed to exceed $5,000,000;

     C. Awarding plaintiff costs, disbursements and attorneys' fees;

     D. Granting plaintiff such other and further relief as the Court deems proper.

Dated:            New York, New York
                  May 30, 1997


                                            SCHECHTER & NIMKOFF, LLP
                                            Attorneys for Plaintiff

                                               /s/ Robert Schechter
                                            By:---------------------------------
                                               Robert Schechter (RS4211)

                                            The Crystal Pavilion
                                            805 Third Avenue, Sixth Floor
                                            New York, New York 10022
                                            (212) 715-9920